Exhibit 99.1
NASDAQ: SEED 2023 Asia-Pacific Agri-Food Innovation Summit November 2023 Origin Agritech

Forward Looking Statements and Disclaimers This communication contains "forward-looking statements" as defined in the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements address expected future business and financial performance and financial condition, and contain words like "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "target," and similar expressions and variations. Forward-looking statements address matters that are uncertain. Forward-looking statements are not guarantees of future performance and are based on assumptions and expectations which may not be realized. They are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates but involve a number of risks and uncertainties, many of which are beyond the Company's control. Some of the important factors that could cause the Company's actual results to differ materially from those discussed in forward-looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting our products and operations; failure to appropriately manage safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; natural disasters and weather events and patterns; ability to protect and enforce the Company's intellectual property rights; and separation of underperforming or non-strategic assets or businesses. The Company undertakes no duty or obligation to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

About Us Origin Agritech Gene editing speeding up innovation Using leading tech to create corn varieties to meet customers' needs Future expansion from just seeds to vertically integrated Ag Co Where we're going GMO commercial seed production in 2023 2nd & 3rd generation BT & GT GMO corn in safety certificate approval process Drought resistance GMO corn in final stage of safety certificate approval Large-scale commercial production of NEC corn in 2023 Where we are Founded in 1997 Heritage in hybrid corn breeding R&D developing GMO seed traits and transgenic technology Collaborated with Chinese agricultural institutes to leverage their resources How it started 3

The Chinese Food Security Problem With 22% of the world's population but only 10% of the world's arable land, China is the largest corn importer in the world. Tough Mismatch Recent trade tensions and COVID related supply chain disruptions have prompted the Chinese government to embrace agritech solutions for food independence. Dependent on Imports Global crop yields could fall about 30% because of climate change, even as food demand is expected to jump 50% in the coming decades, according to United Nations’ estimates. Climate Change Corn prices have risen 100% and fertilizer prices 230% from pre-pandemic levels. Inflation 4

Corn yields are 45% lower in China than the USA China has a larger corn harvest area than USA but lower production China's past GMO limitations and lower tech family farms are the reason 5

Government GMO corn approval in February 2023 China's historic agricultural modernization begins... Foreign companies not allowed to sell GMO corn in China 4 million mu (660k acres) to be planted this year 1% of the total corn harvest area. Likely 90%+ GMO within 5 years like with Monsanto in USA. Origin's GMO corn hybrids are in the national demo plot in 2023 and ready for commercial production 6

Origin's GMO Portfolio Phytase Corn Origin's Phytase corn GMO is the first GMO corn trait to receive biosafety certificate in 2009. Phytase is an enzyme that is added to corn feedstock so that livestock can absorb essential nutrients. The use of phytase corn should also reduce phosphate pollution caused by animal waste and excessive fertilizer use. Herbicide and Insect Resistance The first and only triple stack GMO corn hybrid entering the national demo plot and ready for commercial production in 2023.Several elite commercial hybrids in the new variety approval process. Next generation triple stack trait includes two bt genes that not only resist lepidoptera but also resistant to coleoptera dichotoma, a major pest in Southern China. Filling for biosafey certificate in 2024. Drought Resistance Origin drought resistant gene is the only one in China. Filed for biosafety certificate in May 2023. Expect approval this year. 7

Origin's Solution: 3 Pillars of Agritech Innovation Germplasm Origin's huge library of thriving hybrid corn varieties are the solid foundation for innovation Huge competitive advantage vs. competition Gene editing Origin is a leading player in using gene editing to create innovative new corn varieties Breakthrough technology significantly increases breeding efficiency GMO traits Origin has all of the major GMO traits integrated into its hybrid corn and awaiting approval 8

Origin's 26 years of R&D on hybrid corn provide a huge competitive advantage Origin's Germplasm Superiority GMO and Germplasm Go Hand in Hand GMO traits only modify a few genetic traits; the underlying seed variety needs to be of high quality to ensure a superior product Validated Technology 112 hybrids approved as new varieties in last 26 years 4000 new hybrids being tested across major corn production regions in China each year Origin's hybrids cover all major corn production regions in China Improving Regulatory Environment Chinese regulators are strengthening IP protection to incentivize innovation in the agricultural industry, making Origin's germplasm more commercially valuable. Increasing Need for Elite Hybrids Climate change has made and will continue to make the growing environment harsher, exacerbating the need for elite corn hybrids. 9

Origin's Breakthrough Gene Editing Plant Breeding Origin conducted intensive tests for nitrogen-efficiency trait and field evaluated in Origin's commercial lines 2023 Origin established gene editing breeding system that includes 7 traits, such as drought-resistance, nitrogen-efficiency and plant types, etc. With this system, Origin can convert any commercial lines into edited lines in 1 year 2023 Origin developed new corn gene editing method, which reduced backcross procedures from 4-5 years to 1 year to convert the edited trace to elite commercial lines 2021 Origin established gene editing platform 2016 Origin developed nitrogen efficiency corn through gene editing method 2022 10

Effect of nitrogen-efficiency inbred B73 and control 11 Edited B73 B73 B73 EB-73 EB-73 B73 EB-73 EB-73

Give the customers what they want... Origin's elite hybrid corn (germplasm) Use gene editing to turn on & off genes to create what customer wants (i.e. high protein) Contract grow the new NEC variety for the customer. Corn processing, drying and fulfilment to customer (feedstock company or hog farmer) Integrate GMO traits into new variety (herbicide and insect resistance) to make corn even better with higher yield 12

First example of vertically integrated business model... Our Innovation is Disrupting a $75B Industry Nutritionally enhanced corn (NEC) eliminates the need for expensive additives in hog feed Doubles feedstock companies' margins No competition for the product Feedstock in China is a $75 billion market 13

Business Model of Supply Chain With innovation we control more of the supply chain Grow NEC corn rather than just sell seed Increases our revenue and profit potential Feed/Food Processing Industry New Hybrid Development Field Grain Production Post Harvest/Storage Trade & Transport 14

*Market size in billions of dollars Expanding to NEC Corn Production, Dramatically Increases the Market Size $3.5 Hybrid Corn Seed $4.6 GMO Corn Seed $83.5 Corn Production $417 Feed/Food Industry 15

Initial Rollout of NEC Corn Supply Chain NEC Corn in Xinjiang Growing ~5,000 acres of NEC corn in Xinjiang Grown by Origin's Joint Venture, Baodao Origin Agritech and Livestock Co. Ltd. Constructing 100,000- ton corn drying base in Xinjiang $11.1 million investment funded by JV partner and local banks Expands Origin's market opportunity > 20x $83 billion market for feedstock In negotiations for similar deals in other provinces Goal is to expand NEC production into all major corn growing regions 16

*More partnerships in the works! Strategic Alliances National Maize Improvement Center Henan Agricultural University China Agricultural University China Academy of Agricultural Sciences 17

Origin Agritech Investment Highlights Speeding up the pace of innovation and staying ahead of competitors Nascent multi-billion market for GMO corn 1 2 Leader in gene editing Seeds ---> vertically integrated corn company 3 Harvesting 5,000 acres in Xinjiang Big growth driver Should drive significant margin expansion and profitability Ticker: SEED NEC corn to drive growth 4 GMO revenues to kick in 5 6 Low-cost structure 7 US traded on NASDAQ 18

Matt Abenante, Strategic Investor Relations, LLC 347.947.2093 matthew@strategic-ir.com we want to hear from you. 310.845.6238 You've heard from us. joe@originagritech.com Joe Ramelli, VP of Business Development For Mandarin Speakers: Kate Lang +86 186.1839.3368 bing.lang@originseed.com.cn